Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

December 2, 2014

Press Release

For Immediate Release	Press Contact:

Mark Lane

+1 212 412 1413

mark.lane@barclays.com

Barclays Bank PLC announces impact of pending changes to the CBOE Volatility Index® (VIX) Futures settlement price calculation

New York, December 2, 2014 – The CBOE Futures Exchange, LLC (“CFE”) has announced its plans to eliminate the current practice of rounding up the daily settlement price for the CBOE Volatility Index® (“VIX”) futures contracts to the nearest minimum pricing increment if the average of the final bid and offer is not at the minimum pricing increment for each respective contract. Instead of rounding, CFE plans to permit the daily settlement price for all contracts to go out to four decimal places and to be a price that is not at a minimum pricing increment for the contract. CFE anticipates that the change will go into effect after December 2014 expiration1.

The minimum pricing increment, or “tick”, for VIX futures contracts is currently 0.05 points, which is equivalent to $50.00 per VIX futures contract, each of which has a contract size of $1,000 times the VIX. As it has been applied, the value of the rounding up described above is half a tick or 0.025 points or $25 per VIX futures contract. As of December 1, 2014 the rounding up was equivalent to 0.16% of the December 2014 VIX futures contract settlement price of $15,600 per contract.

S&P Dow Jones Indices, LLC (“S&P Dow Jones Indices”) has announced that no index adjustments will be made due to the revised settlement procedures to the S&P 500 VIX Futures Index family of indices (together, the “Indices”) for which it acts as index sponsor2.

If the CFE’s proposed change in settlement pricing is implemented and S&P Dow Jones Indices does not make any index adjustment to the Indices to reflect the impact of this change, certain Indices offering long exposure to VIX futures contracts may be subject to a loss in value of the index components resulting solely from how the settlement prices of VIX futures contracts would be calculated as of the date on which the CFE’s change is implemented (the “implementation date”) as compared to how such settlement prices were calculated on the day before the implementation date. Without accounting for any change in the settlement price due to market fluctuations, this loss in value would arise for any Index if the settlement prices of any of the VIX futures contracts

[1]	CFE Information Circular IC14-056, dated October 15, 2014. This information circular is not incorporated by reference into this announcement.
[2]	S&P Dow Jones Indices Index Announcement, dated September 19, 2014. This index announcement is not incorporated by reference into this announcement.

Barclays is an international financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth management with an extensive presence in Europe, the Americas, Africa and Asia. Barclays’ purpose is to help people achieve their ambitions – in the right way. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 135,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

Press Release

For Immediate Release	Press Contact: Mark Lane +1 212 412 1413 mark.lane@barclays.com tracked by such Index would have been rounded up on the index business day prior to the implementation date but, because of the change in settlement pricing, are not rounded up on the implementation date. This potential loss in value of the index components may result in a decrease in the levels of any affected Indices as of the implementation date, although it is not possible to predict which Indices will be affected or the magnitude of the impact of the proposed change on any Index.

Barclays Bank PLC has issued exchange-traded notes (“ETNs”) linked to certain Indices within the S&P 500 VIX Futures Index family, as detailed in the table below. Any ETNs directly linked to an Index that experiences a decrease in Index level as a result of the change in settlement pricing may also be subject to a corresponding loss in value on the implementation date, without accounting for any change in value due to market fluctuations. Similarly, ETNs that are inversely linked to an Index that experiences a decrease in Index level as a result of such change in settlement pricing may also be subject to a corresponding gain in value on the implementation date, without accounting for any change in value due to market fluctuations.

Any such loss or gain in value would be reflected in the closing indicative value (“CIV”) of the affected ETNs calculated on the implementation date, as the CIV of such ETNs references the closing level of the respective Index which in turn references the settlement prices of the applicable VIX futures contracts tracked by the Index. It is also possible that the market prices of the affected ETNs on the exchange may be negatively impacted as a result of this change, either before or after the implementation date.

It is not possible to predict which ETNs will be affected or the magnitude of the impact of the proposed change on the CIV or the market price of any ETNs. The CIV and the market price of the ETNs may be influenced by many unpredictable factors, which may also affect the level of any of the Indices. For a description of some of these factors, please refer to the paragraph entitled “The Performance of the Underlying Indices are Unpredictable” in the Selected Risk Considerations below. Any of these factors may interrelate in complex ways, and the effect of one factor on the level of the Indices or on the CIV or the market value of the ETNs may offset or enhance the effect of the proposed change described above or any other factor.

The Barclays ETNs that potentially may be impacted are:

ETN	ETN Ticker	Underlying Index

iPath® S&P 500 VIX Short-Term Futures™ ETN	VXX	S&P 500 VIX Short-Term Futures™ Index TR

iPath® S&P 500 VIX Mid-Term Futures™ ETN	VXZ	S&P 500 VIX Mid-Term Futures™ Index TR

iPath® S&P 500 Dynamic VIX ETN	XVZ	S&P 500® Dynamic VIX Futures™ TR Index

iPath® Inverse S&P 500 VIX Short-Term Futures ETN	XXV	S&P 500 VIX Short-Term Futures™ Index ER

iPath® Inverse S&P 500 VIX Short-Term Futures ETN (II)	IVOP	S&P 500 VIX Short-Term Futures™ Index ER

Barclays ETN+ VEQTOR ETN	VQT	S&P 500® Dynamic VEQTOR™ TR Index

An investment in the ETNs involves significant risks, including possible loss of principal and may not be suitable for all investors. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. The ETNs are also subject to certain investor fees, which will have a negative effect on the value of the ETNs. The ETNs are speculative and may exhibit high volatility.

Barclays is an international financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth management with an extensive presence in Europe, the Americas, Africa and Asia. Barclays’ purpose is to help people achieve their ambitions – in the right way. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 135,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

Press Release

For Immediate Release	Press Contact: Mark Lane +1 212 412 1413 mark.lane@barclays.com

For more information regarding the ETNs, including how the payment at maturity amount is determined, see the relevant product prospectus which can be found on EDGAR, the SEC website, at: www.sec.gov. The prospectus is also available on the product website at www.ipathetn.com or www.etnplus.com.

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Selected Risk Considerations

An investment in the ETNs involves risks, including possible loss of principal, and may not be suitable for all investors. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any change in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index level has increased or decreased, as the case may be. Because the ETNs are subject to an investor fee and other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Issuer Redemption: If specified in the applicable prospectus, Barclays Bank PLC will have the right to redeem or “call” a series of ETNs (in whole but not in part) at its sole discretion and without your consent on any trading day on or after the inception date until and including maturity.

Automatic Redemption: If specified in the applicable prospectus, Barclays Bank PLC will automatically redeem a series of ETNs (in whole only, but not in part) at the specified automatic redemption value if, on any valuation date prior to or on the final valuation date, the intraday indicative note value of the ETNs becomes less than or equal to the applicable level specified in the prospectus. For ETNs inversely linked to the S&P 500 VIX Short-Term Futures™ Index Excess Return, an automatic redemption may occur as a result of a precipitous increase in volatility in the U.S. equity markets and is highly likely to occur if the historical frequency of precipitous increases in volatility in the U.S. equity markets persist.

Barclays is an international financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth management with an extensive presence in Europe, the Americas, Africa and Asia. Barclays’ purpose is to help people achieve their ambitions – in the right way. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 135,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

Press Release

For Immediate Release	Press Contact: Mark Lane +1 212 412 1413 mark.lane@barclays.com

Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the U.S. stock markets, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index.

Leverage Risk: Because an investment in the ETNs is leveraged, changes in the level of the underlying index will have a greater impact on the payout on the ETNs than on a payout on securities that are not so leveraged. In particular, any decrease or increase, as the case may be in the level of the underlying index will result in a significantly greater decrease in the payment at maturity or upon redemption, and an investor will suffer losses on an investment in the ETNs substantially greater than an investor would if the ETNs did not contain a leverage component.

The Performance of the Underlying Indices are Unpredictable: An investment in the ETNs is subject to risks associated with fluctuations, particularly a decline, in the performance of the underlying index. Because the performance of such index is linked to futures contracts on the CBOE® Volatility Index (the “VIX Index”), the performance of the underlying index will depend on many factors including, the level of the S&P 500® Index, the prices of options on the S&P 500® Index, and the level of the VIX Index which may change unpredictably, affecting the value of futures contracts on the VIX Index and, consequently, the level of the underlying index. Additional factors that may contribute to fluctuations in the level of such index include prevailing market prices and forward volatility levels of the U.S. stock markets and the equity securities included in the S&P 500® Index, the prevailing market prices of options on the VIX Index, relevant futures contracts on the VIX Index, or any other financial instruments related to the S&P 500® Index and the VIX Index, interest rates, supply and demand in the listed and over-the-counter equity derivative markets as well as hedging activities in the equity-linked structured product markets.

A trading market for the ETNs may not develop: Although the ETNs are listed on a U.S. national securities exchange, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No interest payments from the ETNs: You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 20,000, 25,000 or 50,000 (depending on the series) ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the product prospectus.-

Uncertain tax treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays is an international financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth management with an extensive presence in Europe, the Americas, Africa and Asia. Barclays’ purpose is to help people achieve their ambitions – in the right way. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 135,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

Press Release

For Immediate Release	Press Contact: Mark Lane +1 212 412 1413 mark.lane@barclays.com

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Investments, LLC assists in the promotion of the iPath ETNs.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

The S&P 500 Indices and the S&P 500 VIX Futures Indices are products of S&P Dow Jones Indices LLC (“SPDJI”). S&P®, S&P 500®, and “S&P 500 VIX Short-Term Futures™”, “S&P 500 VIX Mid-Term Futures™” and “S&P 500® Dynamic VIX Futures™” are trademarks of Standard & Poor’s Financial Services LLC (“SPFS”). VIX® is a registered trademark of Chicago Board Options Exchange, Incorporated (“CBOE”). These trademarks have been licensed to S&P Dow Jones Indices LLC (“SPDJI”) and its affiliates, and sublicensed to Barclays Bank PLC for certain purposes. The ETNs are not sponsored, endorsed, sold or promoted by SPDJI, SPFS, CBOE or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices does not make any representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of any of the S&P 500 Indices or S&P 500 VIX Futures Indices to track general market performance.

© 2014, Barclays Bank PLC. All rights reserved. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED    NO BANK GUARANTEE    MAY LOSE VALUE

Barclays is an international financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth management with an extensive presence in Europe, the Americas, Africa and Asia. Barclays’ purpose is to help people achieve their ambitions – in the right way. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 135,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.